UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Early Resignation of a Member of the Audit Committee

On March 25, 2010, KB Financial Group Inc. (“KB Financial Group”) announced the following resignation of one of the members of its Audit Committee.

Key Details:
• Details of the resigning member of the Audit Committee:
  1)Name: Dam Cho
  2)Stated term: From March 27, 2009 to March 26, 2010

• Reason for resignation: Resignation as a non-executive director of KB
  Financial Group

• Resignation date: March 25, 2010

• Details of the members of the Audit Committee of KB Financial Group following the resignation:
  1)Number of members of the Audit Committee, who are non-executive directors: 4
  2)Number of members of the Audit Committee, who are not non-executive directors: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: March 25, 2010	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO